Morgan Stanley Variable Investment Series - Income Plus
Portfolio (the "Fund")

Exhibit 77D

Cross Currency Hedges:   The Fund may enter into cross
currency hedges which involve the sale of one currency
against the positive exposure to a different currency.
Cross currency hedges may be used for hedging purposes or to establish an active exposure to the exchange rate between
any two currencies.   Hedging the Fund's currency risks
involves the risk of mismatching the Fund's obligations
under a forward or futures contract with the value of
securities denominated in a particular currency.  For cross
currency hedges, there is an additional risk to the extent
that these transactions create exposure to currencies in
which the Fund's securities are not denominated.